UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Cocrystal Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19188J409

(CUSIP Number)

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J409	Schedule 13D/A	Page 2 of 6

1. NAMES OF REPORTING PERSONS

Phillip Frost, M.D.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
1,319,838 (1)
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
1,332,608 (2)
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,608 (2)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1% (3)
14. TYPE OF REPORTING PERSON

IN

(1)	The 1,319,838 shares of the Issuer’s common stock are held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee. Does not include options to acquire 12,770 shares of common stock, which are exercisable within 60 days.
(2)	Includes (i) 1,319,838 shares of the Issuer’s common stock held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee; and (ii) options to acquire 12,770 shares of common stock, which are exercisable within 60 days.
(3)	Based on (i) 10,173,790 shares of common stock outstanding as of April 10, 2023 and (ii) 12,770 shares of common stock issuable upon exercise of options exercisable within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.

CUSIP No. 19188J409	Schedule 13D/A	Page 3 of 6

1. NAMES OF REPORTING PERSONS

Frost Gamma Investments Trust
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
1,319,838 (1)
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
1,319,838 (1)
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,319,838 (1)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (1)
14. TYPE OF REPORTING PERSON

OO

(1)	Based upon 10,173,790 shares of common stock outstanding as of April 10, 2023. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.

CUSIP No. 19188J409	Schedule 13D/A	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 5 on Schedule 13D/A (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined below) and relates to the common stock, par value $0.001 per share, of Cocrystal Pharma, Inc. (the “Issuer”). This Amendment is being filed as a result of a change in the Reporting Person’s beneficial ownership of the common stock, and in the total number of shares of the Issuer’s issued and outstanding common stock and, where so stated, amends and supplements Amendment No. 4 to the Schedule 13D and all previous filings on Schedule 13D.

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to the common stock, par value $0.001 per share, of Cocrystal Pharma, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 19805 North Creek Parkway, Bothell, WA 98011.

Item 2.	Identity and Background.

(a) This Amendment is filed on behalf of Phillip Frost, M.D. and FGIT (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Miami, Florida 33137.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as described below, during the last five years, none of the Reporting Persons (or their directors, officers, or controllers, if applicable) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

In January 2019, the Reporting Persons were permanently enjoined from violating certain provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 and rules thereunder. These injunctions were previously disclosed in the May 2019 Schedule 13D.

(f) Dr. Frost is a citizen of the United States of America. FGIT was organized in the State of Florida.

Item 3.	Source or Amount of Funds or Other Consideration.

FGIT entered into a Securities Purchase Agreement with the Issuer whereby FGIT purchased 1,015,229 shares of the Issuer’s common stock for a total purchase price of $2,000,000.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of common stock for investment purposes. On April 4, 2023, FGIT entered into a Securities Purchase Agreement with the Issuer whereby FGIT purchased 1,015,229 shares of the Issuer’s common stock for a total purchase price of $2,000,000.

These securities are held by FGIT, of which Phillip Frost, MD is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of the securities held by FGIT except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that Dr. Frost is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

CUSIP No. 19188J409	Schedule 13D/A	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a)	The beneficial ownership percentages disclosed below are based on 10,173,790 shares of common stock outstanding as of April 10, 2023.

Dr. Frost is the beneficial owner of 1,332,608 shares of common stock representing 13.1% of the shares outstanding of the Issuer, including (i) 1,319,838 shares of common stock held by FGIT, and (ii) 12,770 shares of common stock issuable upon exercise of vested options. Dr. Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership. As a result of the foregoing, Dr. Frost may be deemed the beneficial owner of the shares of common stock held by FGIT. Dr. Frost disclaims beneficial ownership of the securities held by FGIT except to the extent of any pecuniary interest therein.

Dr. Frost has sole dispositive power with respect to 12,770 shares of common stock issuable upon exercise of vested options.

(b)	The Reporting Persons have voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 19188J409	Schedule 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 14, 2023		/s/ Phillip Frost, M.D.
Date		Phillip Frost, M.D.

Frost Gamma Investments Trust

April 14, 2023	By:	/s/ Phillip Frost, M.D.
Date		Phillip Frost, M.D., Trustee